Exhibit h.38

Building a better working world	Ernst & Young LLP 155 N Wacker Drive Chicago, IL 60606	Tel: +1 312 879 20 00 Fax: +1 312 879 4000 ey.com

Curtis Holloway	October 15, 2018
Principal Financial Officer
Calamos Investment Trust, Calamos Closed-End Funds and Calamos Advisors Trust 2020 Calamos Court
Naperville, IL 60563

Dear Mr. Holloway:

Thank you for choosing Ernst & Young LLP (“we” or “EY”) to perform professional services (the “Services”) for Calamos Investment Trust, comprised of the funds which are listed in Appendix I, Calamos Closed-End Funds, comprised of the funds which are listed in Appendix I, and Calamos Advisors Trust, comprised solely of the Calamos Growth and Income Portfolio (“you” or “Client”). We appreciate the opportunity to assist you and look forward to working with you.

For each project that we agree to undertake for you, we will prepare a Statement of Work describing the particular Services (as defined in each such Statement of Work), as well as any advice, presentations, or filings to be made, our fees therefor, and any other project-specific arrangements. All of the Services will be subject to the terms and conditions of this letter, its attachments, including the General Terms and Conditions, and the applicable Statement of Work (together , this “Agreement”). Except for a claim seeking solely injunctive relief , any dispute or claim arising out of or relating to this Agreement, the Services or any other services provided by us or on our behalf to you shall be resolved by mediation and arbitration as set forth in this Agreement.

We may enter into Statements of Work with you for a period of five years following the date of this Agreement, although we may agree with you to extend that period, including by executing additional Statements of Work referencing this Agreement.

Please sign this Agreement in the space provided below to indicate your agreement with these arrangements and return it to Ryan Ross <Ryan.Ross@ey.com> at your earliest convenience. If you have any questions about any of these materials, please do not hesitate to contact Ryan Ross so that we can address any issues you identify before we begin to provide any Services.

Very truly yours,

CALAMOS INVESTMENT TRUST

Building a better

working world

Accepted and agreed to by Calamos Investment Trust, Calamos Closed-End Funds, and Calamos Advisors Trust.

By:	/s/ Curtis Holloway
Name:	Curtis Holloway
Title:	CFO & Treasurer

CALAMOS INVESTMENT TRUST

General Terms and Conditions

Our relationship with you

1.	We will perform the Services in accordance with applicable professional standards, including those established by the American Institute of Certified Public Accountants (“AICPA”).

2.	We are a member of the global network of Ernst & Young firms (“EY Firms”), each of which is a separate legal entity.

3.	We will provide the Services to you as an independent contractor and not as your employee, agent, partner or joint venture. Neither you nor we have any right, power or authority to bind the other.

4.

We may subcontract portions of the Services to other EY Finns, who may deal with you directly. Nevertheless, we alone will be responsible to you for the Reports (as defined in Section 11), the performance of the Services, the other EY firms, and our other obligations under this Agreement. From time to time, non-CPA personnel may perform the Services.

5.

We will not assume any of your management responsibilities in connection with the Services. We will not be responsible for the use or implementation of the output of the Services, although we may otherwise provide advice and recommendations to assist you in your management functions and making decisions.

Your responsibilities

6.

You shall assign a qualified person to oversee the Services. You are responsible for all management decisions relating to the Services, the use or implementation of the output of the Services and for determining whether the Services are appropriate for your purposes.

7.

You shall provide (or cause others to provide) to us, promptly, the information, resources and assistance (including access to records, systems, premises and people) that we reasonably require to perform the Services.

8.

To the best of your knowledge, all information provided by you or on your behalf (“Client Information”) will be accurate and complete in all material respects. The provision of Client Information to us will not infringe any copyright or other third-party rights.

9.	We will rely on Client Information made available to us and, unless we expressly agree otherwise, will have no responsibility to evaluate or verify it.
10.	You shall be responsible for your personnel’s compliance with your obligations under this Agreement.

Our Reports

11.

Any information, advice, recommendations or other content of any reports, presentations or other communications we provide under this Agreement (“Reports”), other than Client Information, are for your internal use only (consistent with the purpose of the particular Services).

12.	You may not disclose a Report (or any portion or summary of a Report) externally (including to your affiliates) or refer to us or to any other EY Finn in connection with the Services , except:

(a) to your lawyers (subject to these disclosure restrictions), who may review it only to give you advice relating to the Services,

(b) to the extent, and for the purposes, required by subpoena or similar legal process (of which you will promptly notify us),

(c) to other persons (including your affiliates) with our prior written consent, who have executed an access letter substantially in the form we prescribe, or

(d) to the extent it contains Tax Advice, as set forth in Section 13.

If you are permitted to disclose a Report (or a portion thereof) externally, you shall not alter, edit or modify it from the form we provided.

13.

You may disclose to anyone a Report (or a portion thereof) solely to the extent that it relates to tax matters, including tax advice, tax opinions, tax returns, or the tax treatment or tax structure of any transaction to which the Services relate (“Tax Advice”). With the exception of tax authorities, you shall inform those to whom you disclose Tax Advice that they may not rely on it for any purpose without our prior written consent.

14.

You may incorporate into documents that you intend to disclose externally EY summaries, calculations or tables based on Client Information contained in a Report, but not our recommendations, conclusions or findings. However, you must assume sole responsibility for the contents of those documents and not refer to us or any other EY Firm in connection with them. This provision does not affect your ability to circulate Reports internally.

CALAMOS INVESTMENT TRUST

15.	You may not rely on any draft Report. We shall not be required to update any final Report for circumstances of which we become aware, or events occurring, after its delivery.

Limitations

16.

Neither you (and any others for whom Services are provided) nor we may recover from the other party, in contract or tort, under statute or otherwise, any consequential, incidental, indirect, punitive or special damages in connection with claims arising out of this Agreement or otherwise relating to the Services, including any amount for loss of profit, data or goodwill, whether or not the likelihood of such loss or damage was contemplated.

17.

You (and any others for whom Services are provided) may not recover from us, in contract or tort, under statute or otherwise, aggregate damages in excess of the fees actually paid for the Services that directly caused the loss in connection with claims arising out of this Agreement or otherwise relating to the Services. This limitation will not apply to losses caused by our fraud or willful misconduct or to the extent prohibited by applicable law or professional regulations.

18.

You shall make any claim relating to the Services or otherwise under this Agreement no later than two years after you became aware (or ought reasonably to have become aware) of the facts giving rise to any alleged such claim and in any event, no later than two years after the completion of the particular Services. This limitation will not apply to the extent prohibited by applicable law or professional regulations.

19.

You may not make a claim or bring proceedings relating to the Services or otherwise under this Agreement against any other EY Firm or our or its subcontractors, members, shareholders, directors, officers, partners, principals or employees (“EY Persons”). You shall make any claim or bring proceedings only against us. The provisions of Sections 16 through 20 are intended to benefit the other EY Firms and all EY Persons, who shall be entitled to enforce them.

Indemnity

20.

To the fullest extent permitted by applicable law and professional regulations, you shall indemnify us, the other EY Firms and the EY Persons against all claims by third parties (including your affiliates and attorneys) and resulting liabilities, losses, damages, costs and expenses (including reasonable external and internal legal costs) arising out of the disclosure of any Report

(other than Tax Advice) or a third party’s use of or reliance on any Report (including Tax Advice) disclosed to it by you or at your request.

To the fullest extent permitted by applicable law and professional regulations, EY shall indemnify, hold harmless, and defend Client and its officers directors employees, agents, affiliates, successors and permitted assigns (collectively, the “Client Indemnified Party”) against all claims by third parties and resulting liabilities, losses, damages, costs and expenses (including reasonable legal costs) arising out of (a) any bodily injury to or death of, or any physical damage to tangible property of, any Client Indemnified Parties to the extent that such injury or damage results from the negligent or intentionally wrongful act or omission of EY in connection with the Services, or (b) the infringement by any Report upon any copyright, trademark, trade secret or U.S. patent ofa third party, provided that EY shall have no indemnification obligation under clause (b) of this paragraph to the extent that the infringement arises out of or results from Client Information, use of the Reports other than as contemplated in this Agreement and the applicable SOW, any modification to the Reports by anyone other than EY, or EY’s compliance with Client’s designs, specifications, requests or instructions in the creation of the Reports.

Intellectual property rights

21.

We may use data, software, designs, utilities, tools, models, systems and other methodologies and know -how that we own or license (“Materials”) in performing the Services. Notwithstanding the delivery of any Reports, we retain all intellectual property rights in the Materials (including any improvements or knowledge developed while performing the Services), and in any working papers compiled in connection with the Services (but not Client Information reflected in them).

22.

Upon payment for particular Services and subject to the other terms of this Agreement, you may use the Reports relating to those Services, as well as any Materials owned by us that are included therein, solely to the extent necessary to use the Reports.

Confidentiality

23.

Except as otherwise permitted by this Agreement, neither of us may disclose to third parties the contents of this Agreement or any information (other than Tax Advice) provided by or on behalf of the other that ought reasonably to be treated as confidential and/or proprietary. Either of us may, however , disclose such information to the extent that it:

(a) is or becomes public other than through a breach of this Agreement,

CALAMOS INVESTMENT TRUST

(b) is subsequently received by the recipient from a third party who, to the recipient’s knowledge, owes no obligation of confidentiality to the disclosing party with respect to that information,

(c) was known to the recipient at the time of disclosure or is thereafter created independently,

(d) is disclosed as necessary to enforce the recipient’s rights under this Agreement, or

(e) must be disclosed under applicable law, legal process or professional regulations.

24.	Either of us may use electronic media to correspond or transmit information and such use will not in itself constitute a breach of any confidentiality obligations under this Agreement.

25.

Unless prohibited by applicable law , we may provide Client Information to other EY Firms (which are listed at www.ey.com) and EY Persons, as well as external third parties providing services on our or their behalf, who may collect, use, transfer, store or otherwise process (collectively, “Process”) it in various jurisdictions in which they operate in order to facilitate performance of the Services, to comply with regulatory requirements, to check conflicts, to provide financial accounting and other administrative support services or for quality and risk management purposes. We shall be responsible to you for maintaining the confidentiality of Client Information, regardless of where or by whom such information is processed on our behalf.

26.

With respect to any Services, if U.S. Securities and Exchange Commission auditor independence requirements apply to the relationship between you or any of your associated entities and any EY Firm, you represent, to the best of your knowledge, as of the date of this Agreement and as of the date of each Statement of Work hereunder, that neither you nor any of your affiliates has agreed, either orally or in writing, with any other advisor to restrict your ability to disclose to anyone the tax treatment or tax structure of any transaction to which the Services relate. An agreement of this kind could impair an EY Firm’ s independence as to your audit or that of any of your affiliates, or require specific tax disclosures as to those restrictions. Accordingly, you agree that the impact of any such agreement is your responsibility.

Data protection

27.

If we Process Client Information that can be linked to specific individuals (“Personal Data”), we will Process it in accordance with Section 25 of this Agreement, as well as applicable law and professional regulations, including, where applicable, the EU-U.S. Privacy Shield Framework and the Swiss-U.S. Privacy Shield Framework, each administered by the U.S. Department of Commerce and to which EY has self-certified (collectively, the “Privacy Shield Framework”) . Further information (including disclosures required by the Privacy Shield Framework) is set out at www.ey.com/us/privacyshield. We will require any service provider that Processes Personal Data on our behalf to provide at least the same level of protection for such data as is required by the Privacy Shield Framework and other legal and regulatory requirements applicable to us. If any Client Information is protected health information under the Health Insurance Portability and Accountability Act, as amended, this Agreement is deemed to incorporate all of the terms otherwise required to be included in a business associate contract relating to such information.

28.

You warrant that you have the authority to provide the Personal Data to us in connection with the performance of the Services and that the Personal Data provided to us has been processed in accordance with applicable law. In order to provide the Services, we may need to access Personal Data consisting of protected health information, financial account numbers, Social Security or other government-issued identification numbers, or other data that, if disclosed without authorization, would trigger notification requirements under applicable law (“Restricted Personal Data”). In the event that we need access to such information, you will consult with us on appropriate measures (consistent with professional standards applicable to us) to protect the Restricted Personal Data, such as deleting or masking unnecessary information before it is made available to us, encrypting any data transferred to us, or making the data available for on-site review at a Client site. You will provide us with Restricted Personal Data only in accordance with mutually agreed protective measures.

Fees and expenses generally

29.

You shall pay our professional fees and specific expenses in connection with the Services as detailed in the applicable Statement of Work. You shall also reimburse us for other reasonable expenses incurred in performing the Services. Our fees are exclusive of taxes or similar charges, as well as customs, duties or tariffs imposed in respect of the Services, all of which you shall pay (other than taxes imposed on our income generally). Unless otherwise set forth in the applicable

CALAMOS INVESTMENT TRUST

Building a better

working world

Statement of Work, payment is due within 30 days following receipt of each of our invoices. We may receive rebates in connection with certain purchases, which we use to reduce charges that we would otherwise pass on to you.

30.

We may charge additional professional fees if events beyond our control (including your acts or omissions) affect our ability to perform the Services as originally planned or if you ask us to perform additional tasks.

31.

If we are required by applicable law, legal process or government action to produce information or personnel as witnesses with respect to the Services or this Agreement, you shall reimburse us for any professional time and expenses (including reasonable external and internal legal costs) incurred to respond to the request, unless we are a party to the proceeding or the subject of the investigation.

Force majeure

32.	Neither you nor we shall be liable for breach of this Agreement (other than payment obligations) caused by circumstances beyond your or our reasonable control.

Term and termination

33.	This Agreement applies to the Services whenever performed (including before the date of this Agreement).

34.

This Agreement shall terminate upon the completion of the Services. Either of us may terminate it, or any particular Services, earlier upon 30 days’ prior written notice to the other. In addition, we may terminate this Agreement, or any particular Services, immediately upon written notice to you if we reasonably determine that we can no longer provide the Services in accordance with applicable law or professional obligations.

35.

You shall pay us for all work-in-progress, Services already performed, and expenses incurred by us up to and including the effective date of the termination of this Agreement. Payment is due within 30 days following receipt of our invoice for these amounts, unless in good faith dispute among the parties.

36.

The provisions of this Agreement, including Section 14 and otherwise with respect to Reports, that give either of us rights or obligations beyond its termination shall continue indefinitely following the termination of this Agreement, except that our respective confidentiality obligations (other than those relating to Reports or under Section 14) shall continue thereafter for three years only.

Governing law and dispute resolution

37.

This Agreement, and any non-contractual matters or obligations arising out of this Agreement or the Services, including (without limitation) claims arising in tort, fraud, under statute or otherwise relating to the Services, or questions relating to the scope or enforceability of this Section 37, shall be governed by, and construed in accordance with, the laws of New York applicable to agreements made, and fully to be performed, therein by residents thereof. Except as otherwise expressly provided in the Cover Letter, any dispute relating to this Agreement or the Services shall be resolved as set forth in Appendix I to these Terms and Conditions.

Miscellaneous

38.

This Agreement constitutes the entire agreement between us as to the Services and the other matters it covers, and supersedes all prior agreements, understandings and representations with respect thereto, including any confidentiality agreements previously delivered. In addition, any policy, protocol, agreement (other than this Agreement) or other instrument, in whatever form, imposed at any time that purports to obligate EY, any other EY Firm or any EY Person with respect to the use of Client Information shall be void and of no further effect, and you shall not seek to enforce any such obligation.

39.

Both of us may execute this Agreement (including Statements of Work), as well as any modifications thereto, by electronic means and each of us may sign a different copy of the same document. Both of us must agree in writing to modify this Agreement or any Statement of Work hereunder.

40.

Each of us represents to the other that each person signing this Agreement or any Statement of Work hereunder on its behalf is expressly authorized to execute it and to bind such party to its terms. You also represent that this Agreement has, if necessary, been considered and approved by your Audit Committee. You represent that your affiliates and any others for whom Services are performed shall be bound by the terms of this Agreement.

41.	You agree that we and the other EY Firms may, subject to professional obligations, act for other clients, including your competitors.

42.	Neither of us may assign any of our rights, obligations or claims arising out of or related to this Agreement or any Services.

CALAMOS INVESTMENT TRUST

43.	If any provision of this Agreement (in whole or part) is held to be illegal, invalid or otherwise unenforceable, the other provisions shall remain in full force and effect.

44.

If there is any inconsistency between provisions in different parts of this Agreement, those parts shall have precedence as follows (unless expressly agreed otherwise): (a) the Cover Letter, (b) the applicable Statement of Work and any attachments thereto, (c) these General Terms and Conditions, and (d) other attachments to this Agreement.

45.

Neither of us may use or reference the other’s name, logo or trademarks publically without the other’s prior written consent, although we may publically identify you as a client in connection with specific Services or generally.

46.

For administrative reasons, you may from time to time ask that fees and expenses for Services performed for your international affiliates or at international locations be invoiced to you or your designate there, in local currency. You guarantee the timely payment of all those invoices by your affiliates. In addition, from time to time, an affiliate of ours, providing Services as a subcontractor to us, may bill you directly for fees incurred for work outside the US, in local currency or otherwise.

CALAMOS INVESTMENT TRUST

Building a better

working world

Appendix 1

Dispute resolution procedures

Mediation

A party shall submit a dispute to mediation by written notice to the other party or parties. The mediator shall be selected by the parties. If the parties cannot agree on a mediator, the International Institute for Conflict Prevention and Resolution (“CPR”) shall designate a mediator at the request of a party. Any mediator must be acceptable to all parties and must confirm in writing that he or she is not, and will not become during the term of the mediation, an employee, partner, executive officer, director, or substantial equity owner of any EY audit client.

The mediator shall conduct the mediation as he/she determines , with the agreement of the parties . The parties shall discuss their differences in good faith and attempt, with the mediator’s assistance , to reach an amicable resolution of the dispute . The mediation shall be treated as a settlement discussion and shall therefore be confidential. The mediator may not testify for either party in any later proceeding relating to the dispute. The mediation proceedings shall not be recorded or transcribed.

Each party shall bear its own costs in the mediation. The parties shall share equally the fees and expenses of the mediator.

If the parties have not resolved a dispute within 90 days after written notice beginning mediation (or a longer period, if the parties agree to extend the mediation), the mediation shall terminate and the dispute shall be settled by arbitration. In addition, if a party initiates litigation, arbitration, or other binding dispute resolution process without initiating mediation, or before the mediation process has terminated, an opposing party may deem the mediation requirement to have been waived and may proceed with arbitration.

Arbitration

The arbitration will be conducted in accordance with the procedures in this document and the CPR Rules for Non-Administered Arbitration (“ Rule s”) as in effect on the date of the Agreement , or such other rules and procedures as the parties may agree. In the event of a conflict, the provisions of this document will control.

The arbitration will be conducted before a panel of three arbitrators, to be selected in accordance with the screened selection process provided in the Rules. Any issue concerning the extent to which any dispute is subject to arbitration, or concerning the applicability, interpretation, or enforceability of any of these procedures, shall be governed by the Federal Arbitration Act and resolved by the arbitrators. No potential arbitrator may be appointed unless he or she has agreed in writing to these procedures and has confirmed in writing that he or she is not, and will not become during the term of the arbitration, an employee, partner, executive officer, director, or substantial equity owner of EY or any EY audit client.

CALAMOS INVESTMENT TRUST

Building a better

working world

The arbitration panel shall have no power to award non - monetary or equitable relief of any sort or to make an award or impose a remedy that (i) is inconsistent with the agreement to which these procedures are attached or any other agreement relevant to the dispute, or (ii) could not be made or imposed by a court deciding the matter in the same juris diction. In deciding the dispute, the arbitration panel shall apply the limitations period that would be applied by a court deciding the matter in the same juris diction , and shall have no power to decide the dispute in any manner not consistent with such limitations period.

Discovery shall be permitted in connection with the arbitration only to the extent, if any, expressly authorized by the arbitration panel upon a showing of substantial need by the party seeking disco very.

All aspects of the arbitration shall be treated as confidential. The parties and the arbitration panel may disclose the existence , content or results of the arbitration only in accordance with the Rules or applicable professional standards. Before making any such disclosure, a party shall give written notice to all other parties and shall afford them a reasonable opportunity to protect their interests, except to the extent such disclosure is necessary to comply with applicable law, regulatory requirements or professional standards.

The result of the arbitration shall be binding on the parties, and judgment on the arbitration award may be entered in any court having jurisdiction.

CALAMOS INVESTMENT TRUST